UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2003

Commission File Number 333-99189

Intelsat, Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Dundonald House
14 Dundonald Street West
Hamilton HM 09, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

          This Form 6-K consists of a press release of Intelsat, Ltd. dated October 21, 2003, reporting Intelsat, Ltd.’s results for the three-month and nine-month periods ended September 30, 2003.

Date: October 21, 2003
Release Number: 2003-39

Intelsat Reports Third Quarter 2003 Results
Free Cash Flow from Operations Tops $284 Million
Company Provides Update on Loral Transaction

Hamilton, Bermuda, October 21, 2003 - Intelsat, Ltd., a global satellite communications leader providing services in over 200 countries and territories, today reported results for the three months and nine months ended September 30, 2003.

Intelsat reported revenue of $237.2 million and net income of $48.4 million for the quarter ended September 30, 2003. The company also reported EBITDA, as adjusted, or earnings before interest, other income (expense), taxes and depreciation and amortization, of $172.5 million for the period. A reconciliation of all non-GAAP measures discussed in this news release to the most directly comparable GAAP measures is included in the financial statements attached to this news release.

For the first nine months of 2003, Intelsat reported revenue of $720.6 million and net income of $155.1 million. EBITDA, as adjusted, for the nine-month period was $528.7 million.

“Our revenue for the quarter reflects the relatively flat conditions of the telecommunications services market; however, we continue to produce solid financial results. With the capital expense associated with our fleet renewal program nearly complete, our year-to-date free cash flow from operations of $284 million is eight times that of the same period in 2002,” said Intelsat chief executive officer Conny Kullman. “At the same time, we continue to execute on our strategies, including sustaining our core business through enhanced service offerings and expanding our hybrid space/terrestrial services business. These activities position us well both to work with current customers and to capitalize on wireless and corporate networking opportunities. To this end, the growing success of our GlobalConnexSM Solutions portfolio of services is leading our shift from providing pure satellite capacity toward providing the more complex end-to-end solutions that our customers desire.”

Kullman continued, “The bankruptcy court auction process for Loral's North American satellite assets is currently set to conclude this week. We now await the judge's approval of the sale of the assets. If successful, we will move to complete the regulatory process quickly and close the transaction as soon as possible, providing a smooth and efficient transition for the customers on these satellites.”

Third Quarter 2003 Business Highlights

Intelsat continued to execute on its strategy for 2003, and highlighted accomplishments from throughout the company.

Sustaining Leadership in Core Voice and Data
Intelsat continued its emphasis on expanding relationships with its core customers and using new services to reach new markets. Intelsat’s GlobalConnexSM Solutions (GXS) portfolio of hybrid space/terrestrial services continued to grow with new data and IP services contracts in the Middle East and Asia regions, including a multi-year contract with Data Access India Ltd., a Tier 2 Internet service provider in India. Under Intelsat’s managed service offering, which includes satellite capacity, leased fiber and Internet POP access, Data Access India is using 100 megabits per second of direct Internet backbone connectivity.

In the latest example of Intelsat’s leadership in establishing regional broadband satellite platforms, Intelsat is providing a wholesale broadband platform to Orbit Data Systems Limited. Orbit Data Systems Limited, a subsidiary of leading Middle East direct-to-home TV provider Muwuarid, plans to launch a two-way, satellite-based broadband Internet access service to be marketed directly to consumers and small office/home office users in the Middle East. Intelsat will provide the integrated end-to-end network connectivity for the service using its satellite and terrestrial infrastructure under a multi-year agreement.

Intelsat demonstrated its continued success in the wireless telephony market niche through the expansion of a multi-year contract with Vodacom International Holdings (Pty) Ltd., a leading provider of wireless communications services in Africa. Intelsat’s services allow Vodacom to expand its service offerings in targeted regions, in this case in the Democratic Republic of Congo and Tanzania. Intelsat furthered its penetration of the energy and petroleum vertical market, signing new long-term agreements with Lukoil and its in-house network operator to enable oil production monitoring, point of sale and other corporate data applications.

Increasing Focus on Video and Government/Military Customer Segments
The Media and Entertainment business unit added a new direct-to-home broadcast network to the Intelsat system. Nigeria’s Communications Trends Network Limited signed a multi-transponder, long-term capacity agreement with Intelsat, joining the growing community of video broadcasters on the Intelsat 907 satellite and the eight regional direct-to-home platforms that are currently broadcast by the Intelsat system.

A leading supplier of commercial satellite capacity for use in government and military applications, Intelsat Government Solutions Corporation renewed two significant transponder leases with one of its government contractors in the third quarter.

Third Quarter 2003 Financial Highlights

•	Telecommunications revenue of $237.2 million decreased $9.5 million, or 4 percent, from $246.6 million for the three months ended September 30, 2002. The decline was primarily attributable to price pressure in certain markets and a decrease in the volume of capacity sold as a result of service portfolio optimization by a number of customers. For the three months ended September 30, 2003, lease service revenue declined 7% to $148.2 million and channel and carrier service revenue declined 3% to $82.1 million, which includes an offsetting increase in GXS revenue of $7.6 million as compared to the three months ended September 30, 2002.

•	Total operating expenses of $165.8 million increased 23 percent from $134.9 million for the three months ended September 30, 2002. The increase was due primarily to an increase in selling, general and administrative expenses of $16.8 million, largely attributable to the recovery in connection with a share purchase agreement with Teleglobe Inc. of $12.8 million in previously reserved accounts receivable that reduced selling, general and administrative expenses during the third quarter of 2002. Also contributing to the increase in third quarter 2003 operating expenses was an increase in depreciation and amortization expense of $12.0 million due largely to depreciation recorded on the Intelsat IX series satellites that were not in service during the third quarter of 2002.

•	The $5.6 million increase in other income during the period includes $4.9 million of income recorded to reflect a reduction in an obligation payable by Intelsat under a share purchase agreement with Teleglobe Inc. The increase in interest expense of $5.9 million was principally attributable to a decrease in interest capitalized during the third quarter of 2003 due to lower construction-in-progress balances in 2003.

•	Net income was $48.4 million, compared with $82.4 million for the third quarter in the prior year. Among the factors impacting net income in the third quarter of 2002 was the recovery of previously reserved accounts receivable as described above. The reduction in net income during the third quarter of 2003 was due to reduced revenue and higher operating expenses, as described above.

•	EBITDA, as adjusted, was $172.5 million, or 73 percent of revenue, down from $200.9 million, or 81 percent of revenue, for the same period in 2002. The decrease was due to higher total operating expenses, excluding depreciation and amortization, and lower revenue during the period in 2003 as compared to the same period in 2002.

Other Financial Highlights

•	Free cash flow from operations was $284.3 million for the nine months ended September 30, 2003, an increase of $252.7 million over the first nine months of 2002. Free cash flow from operations is calculated as net cash provided by operating activities of $432.5 million for the period, less payments for satellites and other property and equipment and associated capitalized interest of $148.2 million.

•	Intelsat’s backlog at September 30, 2003, representing expected future cash payments to be received from customers under contract, was $3.7 billion, as compared to $3.8 billion in backlog at June 30, 2003.

“Although market conditions and the competitive environment pose challenges in terms of our revenue, we remain focused on delivering strong operating margins and free cash flow from operations. We continue to project that our revenue decline in 2003 will be of smaller proportions than that experienced in the prior year,” said Intelsat executive vice president and chief financial officer Joe Corbett.

Conference Call Information

Intelsat management will host a conference call with investors and analysts at 11:00 ET on October 21, 2003 to discuss the company’s third quarter 2003 financial results. Access to the live conference call will be available via the Internet at Intelsat’s web site: www.intelsat.com. A telephone bridge has also been established to accommodate Intelsat’s global shareholders and the investment community. U.S.-based participants should call (800) 901-5217. Non-U.S. participants should call +1 (617) 786-2964, and the participant pass code is 94630595. Participants will have access to a replay of the conference call through November 3, 2003. The replay number for U.S.-based participants is +1 (888) 286-8010 and for non-U.S. participants is +1 (617) 801-6888, pass code 53448841.

About Intelsat

Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 25 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries rely on Intelsat satellites and ground resources for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

Contact:

Investor Relations and Financial Media:
Dianne VanBeber
dianne.vanbeber@intelsat.com
+1 202 944 7406

Note: Some of the statements in this news release constitute forward-looking statements that do not directly or exclusively relate to historical facts, including statements relating to Intelsat’s expectation of continued strong operating margins and free cash flow from operations and a revenue decline in 2003 of smaller proportions than that experienced in 2002. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements. When used in this news release, the words “plan,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements. The forward-looking statements made in this news release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. In connection with the proposed acquisition from Loral Space & Communications Corporation, known risks include, but are not limited to, the failure to complete the acquisition or the need to modify aspects of the acquisition in order to obtain regulatory approvals; the inability to retain and continue to serve successfully customers gained in connection with the acquisition; the inability to execute integration strategies successfully or to achieve planned synergies or business goals; and the incurrence of unexpected costs of integration. Known risks also include, but are not limited to, insufficient market demand for the services offered by Intelsat; the quality and price of services offered by Intelsat’s competitors; the risk of delay in implementing Intelsat’s business strategy; Intelsat’s access to sufficient capital to meet its operating and financing needs; changes in laws and regulations; political, economic and legal conditions in the markets Intelsat is targeting for communications services or in which Intelsat operates; general economic conditions; and a change in the health of Intelsat’s satellites or a catastrophic loss occurring during the in-orbit operations of any of Intelsat’s satellites. More detailed information about known risks is included in Intelsat’s annual report on Form 20-F for the year ended December 31, 2002 on file with the U.S. Securities and Exchange Commission. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements made in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended
	September 30,

	2002	2003
	(in thousands, except
	share and per share amounts)
Telecommunications revenue	$246,643	$237,193

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	27,304	33,185
Selling, general and administrative	18,480	35,317
Depreciation and amortization	89,152	101,115
Intelsat 10-01 termination costs	—	(3,000)
Restructuring costs	—	(837)

Total operating expenses	134,936	165,780

Income from operations	111,707	71,413
Interest expense	(16,415)	(22,320)
Other income (expense)	(568)	5,037

Income before income taxes	94,724	54,130
Provision for income taxes	12,314	5,759

Net income	$82,410	$48,371

Basic and diluted net income per ordinary share	$0.50	$0.30

Basic and diluted weighted average ordinary shares outstanding	165,915,331	160,382,120

INTELSAT, LTD. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME TO EBITDA, AS ADJUSTED
(Unaudited)

	Three Months Ended
	September 30,

	2002	2003
	(in thousands, except
	percentages)
Net income	$82,410	$48,371
Add:
Interest expense	16,415	22,320
Provision for income taxes	12,314	5,759
Depreciation and amortization	89,152	101,115
Subtract: Other income (expense)	(568)	5,037

EBITDA, as adjusted	$200,859	$172,528

EBITDA, as adjusted, as a percentage of revenue	81%	73%

Income from operations as a percentage of revenue	45%	30%

Note: EBITDA, as adjusted, consists of earnings before interest, other income (expense), taxes and depreciation and amortization. EBITDA, as adjusted, as a percentage of revenue reflects the result, expressed as a percentage, of EBITDA, as adjusted, divided by telecommunications revenue. Intelsat adjusts EBITDA, or earnings before interest, taxes and depreciation and amortization, to exclude other income (expense) in order to segregate operating results from non-operating income (expense), such as the non-operating income recorded in 2003 related to an obligation payable by Intelsat to Teleglobe Inc. and for Intelsat’s minority interest in a consolidated affiliate, as well as non-operating expense recorded in 2003 for Intelsat’s equity in the losses of an affiliate. EBITDA is a measure commonly used in the fixed satellite services sector, and Intelsat presents EBITDA, as adjusted, to enhance investors’ understanding of Intelsat’s operating performance. Intelsat uses EBITDA, as adjusted, as one criterion for evaluating its performance relative to that of its peers. Intelsat believes that EBITDA, as adjusted, is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA, as adjusted, is not a measurement of financial performance under generally accepted accounting principles in the United States and may not be comparable to similarly titled measures of other companies. EBITDA, as adjusted, should not be considered as an alternative to operating or net income as an indicator of operating performance or as an alternative to cash flows from operating activities as an indicator of cash flows, in each case as determined in accordance with generally accepted accounting principles, or as a measure of liquidity.

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Nine Months Ended
	September 30,

	2002	2003
	(in thousands, except
	share and per share amounts)
Telecommunications revenue	$751,865	$720,613

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	84,004	102,656
Selling, general and administrative	90,277	93,073
Depreciation and amortization	266,365	300,314
Intelsat 10-01 termination costs	—	(3,000)
Restructuring costs	—	(837)

Total operating expenses	440,646	492,206

Income from operations	311,219	228,407
Interest expense	(34,751)	(66,368)
Other income, net	2,484	15,764

Income before income taxes	278,952	177,803
Provision for income taxes	36,264	22,744

Net income	$242,688	$155,059

Basic and diluted net income per ordinary share	$1.46	$0.97

Basic and diluted weighted average ordinary shares outstanding	165,826,048	160,382,120

INTELSAT, LTD. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME TO EBITDA, AS ADJUSTED
(Unaudited)

	Nine Months Ended
	September 30,

	2002	2003
	(in thousands, except
	percentages)
Net income	$242,688	$155,059
Add:
Interest expense	34,751	66,368
Provision for income taxes	36,264	22,744
Depreciation and amortization	266,365	300,314
Subtract: Other income, net	2,484	15,764

EBITDA, as adjusted	$577,584	$528,721

EBITDA, as adjusted, as a percentage of revenue	77%	73%

Income from operations as a percentage of revenue	41%	32%

Note: EBITDA, as adjusted, consists of earnings before interest, other income (expense), taxes and depreciation and amortization. EBITDA, as adjusted, as a percentage of revenue reflects the result, expressed as a percentage, of EBITDA, as adjusted, divided by telecommunications revenue. Intelsat adjusts EBITDA, or earnings before interest, taxes and depreciation and amortization, to exclude other income (expense) in order to segregate operating results from non-operating income (expense), such as the non-operating income recorded in 2003 related to an obligation payable by Intelsat to Teleglobe Inc. and for Intelsat’s minority interest in a consolidated affiliate, as well as non-operating expense recorded in 2003 for Intelsat’s equity in the losses of an affiliate. EBITDA is a measure commonly used in the fixed satellite services sector, and Intelsat presents EBITDA, as adjusted, to enhance investors’ understanding of Intelsat’s operating performance. Intelsat uses EBITDA, as adjusted, as one criterion for evaluating its performance relative to that of its peers. Intelsat believes that EBITDA, as adjusted, is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA, as adjusted, is not a measurement of financial performance under generally accepted accounting principles in the United States and may not be comparable to similarly titled measures of other companies. EBITDA, as adjusted, should not be considered as an alternative to operating or net income as an indicator of operating performance or as an alternative to cash flows from operating activities as an indicator of cash flows, in each case as determined in accordance with generally accepted accounting principles, or as a measure of liquidity.

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2002	2003
		(Unaudited)

	(in thousands, except
	share and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$9,466	$139,043
Receivables, net of allowance of $28,100 and $34,921, respectively	265,781	218,949
Deferred income taxes	5,679	5,679

Total current assets	280,926	363,671

Satellites and other property and equipment, net	3,478,055	3,310,080
Goodwill and other intangible assets	84,261	84,855
Deferred income taxes	29,260	20,650
Investment in affiliate	—	57,308
Other assets	92,930	101,701

Total assets	$3,965,432	$3,938,265

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Commercial paper	$43,978	$—
Accounts payable and accrued liabilities	219,344	193,555
Deferred satellite performance incentives	19,459	7,962
Deferred revenue	18,252	31,113
Capital lease obligation	6,618	5,254

Total current liabilities	307,651	237,884

Long-term debt, net of current portion	1,257,870	1,267,834
Deferred satellite performance incentives, net of current portion	125,161	46,540
Deferred revenue, net of current portion	8,052	7,114
Due to Teleglobe Inc.	19,780	4,436
Accrued retirement benefits	96,684	40,007

Total liabilities	1,815,198	1,603,815

Minority interest in consolidated affiliate	—	16,243
Commitments and contingencies
Shareholders’ equity:
Preference shares, $3.00 par value, 2,500,000 shares authorized, no shares issued or outstanding	—	—
Ordinary shares, $3.00 par value, 216,666,666 2/3 shares authorized, 166,666,755 shares issued	500,000	500,000
Paid-in capital	1,301,886	1,301,886
Retained earnings	468,080	623,139
Accumulated other comprehensive loss – minimum pension liability, net of tax benefit of $8,610	(12,914)	—
Ordinary shares purchased by subsidiary, 6,284,635 shares as of
December 31, 2002 and September 30, 2003	(106,818)	(106,818)

Total shareholders’ equity	2,150,234	2,318,207

Total liabilities and shareholders’ equity	$3,965,432	$3,938,265

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended
	September 30,

	2002	2003

	(in thousands)
Cash flows from operating activities:
Net income	$242,688	$155,059
Adjustments for non-cash items:
Depreciation and amortization	266,365	300,314
Intelsat 10-01 contract termination costs	—	(3,000)
Provision for doubtful accounts	3,762	7,351
Foreign currency transaction loss	4,014	472
Minority interest in consolidated affiliate	—	(910)
Equity in losses of affiliate	—	692
Amortization of bond discount and issuance costs	306	899
Decrease in amount due to Teleglobe Inc.	—	(15,344)
Changes in operating assets and liabilities, net of effects of investment in consolidated affiliate	(8,875)	(13,035)

Net cash provided by operating activities	508,260	432,498

Cash flows from investing activities:
Payments for satellites and other property and equipment	(476,637)	(148,168)
Deposit on asset acquisition	(5,250)	—
Investment in affiliate	—	(58,000)
Cash acquired from investment in consolidated affiliate	—	17,932

Net cash used in investing activities	(481,887)	(188,236)

Cash flows from financing activities:
Repayment of long-term debt	(200,000)	—
Repayments of commercial paper borrowings, net	(310,122)	(43,978)
Proceeds from bond issuance	595,788	—
Bond issuance costs	(7,621)	—
Due to shareholders	(2,035)	—
Purchase of ordinary shares by subsidiary	(65,000)	—
Principal payments on deferred satellite performance incentives	(14,688)	(63,726)
Principal payments on capital lease obligation	(4,974)	(6,509)

Net cash provided by (used in) financing activities	(8,652)	(114,213)

Effect of exchange rate changes on cash	(4,610)	(472)

Net increase in cash and cash equivalents	13,111	129,577
Cash and cash equivalents, beginning of period	2,699	9,466

Cash and cash equivalents, end of period	$15,810	$139,043

Supplemental cash flow information:
Interest paid, net of amount capitalized	$6,333	$53,653
Income taxes paid	$23,027	$2,124

Supplemental disclosure of non-cash investing and financing activities information:
Receivables recovered in purchase of ordinary shares by subsidiary	$15,958	$—
Obligation to Teleglobe Inc. arising in consideration of ordinary share purchase	$25,860	$—
Capitalization of deferred satellite performance incentives	$46,640	$10,063
Net liabilities assumed in investment in consolidated affiliate, net of cash	$—	$1,373
Minority interest in consolidated affiliate at the date of acquisition	$—	$17,153
Net asset reduction on extinguishment of deferred satellite performance incentive liability	$—	$36,455

INTELSAT, LTD. AND SUBSIDIARIES

RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES
TO FREE CASH FLOW FROM OPERATIONS
(Unaudited)

	Nine Months Ended
	September 30,

	2002	2003
	(in thousands)
Net cash provided by operating activities	$508,260	$432,498
Payments for satellites and other property and equipment	(476,637)	(148,168)

Free cash flow from operations	$31,623	$284,330

Note:

Free cash flow from operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment and associated capitalized interest. Free cash flow from operations is not a measurement of cash flow under generally accepted accounting principles in the United States. Intelsat believes free cash flow from operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by analysts, investors and other readers of financial information in assessing performance. Free cash flow from operations does not give effect to cash used for debt service requirements, and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from operations as presented herein may not be comparable to similarly titled measures of other companies.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD.

By:	/s/ Joseph Corbett

Joseph Corbett
Executive Vice President
and Chief Financial Officer

Date: October 21, 2003